Exhibit 99.1

 Interim Financial Report for the Six Months Ended  December 31, 2024  IperionX Limited  ABN 84 618 935 372

 Contents  Directors’ Report  01  Auditor´s Independence Declaration  12  Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income  13  Condensed Consolidated Statement of Financial Position  14  Condensed Consolidated Statement of Changes in Equity  15  Condensed Consolidated Statement of Cash Flows  16  Notes to the Condensed Consolidated Financial Statements  17  Directors’ Declaration  25  Independent Auditor’s Review Report  26  Disclaimers  28  Corporate Directory  29

 Directors’ Report  The Directors of IperionX Limited (“IperionX” or “Company”) present their report on IperionX and the entities it controlled (“Consolidated Entity” or “Group”) during the interim six-month period ended December 31, 2024.  DIRECTORS  The names of the Directors of IperionX in office during the interim period and until the date of this report are:  Mr. Todd Hannigan Mr. Anastasios Arima Ms. Lorraine Martin Mr. Vaughn Taylor Ms. Melissa Waller Ms. Beverly Wyse  Executive Chairman  Chief Executive Officer & Managing Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director  Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.  OPERATING AND FINANCIAL REVIEW  Introduction  IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy and reduced cost.  With an industry leading patent portfolio, IperionX’s technologies enable high-strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process.  IperionX produces low-cost and high-quality angular and spherical titanium powder to create titanium semi-finished stock products (such as ingot, bar, plate and wire) for advanced applications. IperionX can also use these titanium powders to produce near-net forged titanium alloy shapes and high-value final titanium parts and components using additive manufacturing.  These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished titanium products when compared to traditional titanium industry supply chains.  Re-shoring a low-cost, sustainable, U.S. titanium supply chain  Titanium has superior material properties that are prized across advanced industries, including high strength, light weight and corrosion resistance.  However, the U.S. no longer produces any primary titanium metal, with China and Russia controlling around 75% of global supply. Given titanium metal’s important role in defense applications, the current titanium supply chain is a national security risk.  IperionX is re-shoring a low-cost, sustainable U.S. titanium supply chain, through the commercialization of its breakthrough titanium technologies.  Today the United States imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production, thereby reducing America’s acute reliance on primary titanium imports and strengthening the domestic titanium supply chain. To achieve our goals, IperionX has two key value drivers:  •  Titanium: IperionX is actively scaling its titanium technologies to produce high performance titanium alloys and products at significantly lower costs, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our titanium production facility in Virginia; and  Critical Minerals: IperionX owns the Titan critical minerals project (the “Titan Project”) in Tennessee, which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.  •  01  Directors’ Report

 Directors’ Report continued  OPERATING AND FINANCIAL REVIEW continued  Re-shoring a low-cost, sustainable, U.S. titanium supply chain continued  IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at our Titanium Manufacturing Campus (TMC) in Halifax County, Virginia and we continue to progress cutting edge Research & Development activities at both our TMC in Virginia and our Industrial Pilot Facility in Salt Lake City, Utah.  To meet the growing demand for sustainable and lower-cost titanium products, IperionX is commissioning its TMC in Virginia, with first production of deoxygenated titanium achieved in August 2024, and full system commissioning expected in the 2025 calendar year. We then intend to rapidly scale the capacity of this innovative titanium facility in a modular development approach.  To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S.  industries including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.  02

 Directors’ Report continued  Highlights  Highlights during the half-year and subsequent to the end of the half-year were as follows:  Titanium Metal Operations  First Commercial-Scale and “End to End” Titanium Powder Production in Virginia  •  •  •  The advanced Hydrogen Assisted Metallothermic Reduction (HAMR™) furnace was successfully commissioned during the September 2024 quarter, marking the first commercial-scale titanium production at the Virginia facility.  Using 100% scrap titanium (Ti-6Al-4V, Grade 5), the production run achieved a significant reduction in oxygen levels – from 3.42% to under 0.07% – far surpassing ASTM standards of 0.2% oxygen.  Following successful commissioning of the HAMR furnace, IperionX completed the inaugural “end-to-end” commercial HAMR production cycle during the December 2024 quarter, efficiently deoxygenating high-oxygen titanium scrap and producing high-quality, low-oxygen titanium metal powder.  Progressive commissioning of the Titanium Manufacturing Campus in Virginia continues on pace, with multiple process improvements identified that are expected to increase production capacity beyond nameplate levels by late 2025.  •  Advanced Titanium Product Manufacturing  •  •  The construction fit out of the Advanced Manufacturing Center, located within the TMC in Virginia, was completed during the September 2024 quarter, with installation and progressive commissioning of key titanium manufacturing equipment ongoing.  IperionX capitalized on its increased titanium powder production to prioritize product development and customer demand for high-value, near-net-shape titanium metal products manufactured via powder metallurgy and the Hydrogen Sintering and Phase Transformation (HSPT™) process.  HSPT is a patented and ground-breaking sintering technology that allows IperionX to make near-net titanium shapes or mill products with “forged” quality directly from titanium powder, resulting in a simpler, faster and lower cost manufacturing process.  To meet the growing demand for these parts, IperionX commissioned a new 100-ton uniaxial hydraulic powder metallurgy press and ordered additional critical equipment to increase capacity for pressing and HSPT in 2025.  •  •  Research & Development  •  •  •  IperionX made significant advancements across its proprietary titanium technologies and processes, addressing increased efficiency, lower capital intensity, and eliminating processing steps.  IperionX reconfigured the Salt Lake City Industrial Pilot Facility to focus on producing and recycling new alloys using HAMR and HSPT, including zirconium and refractory metals such as niobium and tantalum.  IperionX continued to advance its Alkaline Roasting Hydrolysis (ARH™) and Green Rutile™ technologies to develop low-cost, US-sourced titanium feedstocks with minerals from IperionX’s Titan Critical Minerals Project.  IperionX Customer and Product Development  IperionX executes sourcing contract with Ford Motor Company  •  In September 2024, IperionX signed a sourcing contract with Ford Motor Company for the supply of manufactured titanium components, starting in 2025. The contract is expected to generate approximately US$11 million in revenue through the supply of titanium components.  IperionX and Aperam partnership to establish a circular titanium supply chain for consumer electronics  •  In partnership with Aperam’s ELG Utica Alloys, IperionX will apply its proprietary sustainable titanium supply chain solution to the consumer electronics sector, upcycling up to 12 metric tons of titanium scrap generated from the consumer electronics sector to manufacture a range of high-performance titanium products.  IperionX will initially upcycle 1 metric ton of consumer electronics titanium scrap to manufacture a full range of high-performance titanium near-net-shapes, plate, rod, and wire products.  •  03  Directors’ Report

 Directors’ Report continued  •  •  •  •  OPERATING AND FINANCIAL REVIEW continued  Highlights continued  Titan Critical Minerals Project, Tennessee  Strategic Partnering and Commencement of Definitive Feasibility Studies  IperionX continues to receive strong commercial interest in the Titan Project’s critical minerals, including titanium, rare earth elements, and zircon.  A major Japanese conglomerate completed bulk sample testing at the Titan Project, and metallurgical test work is ongoing at an independent laboratory in Australia, paving the way for potential offtake agreements and development financing.  A range of other partnering options, including the U.S. Government, remain as potential sources of development finance for the Titan Project.  Subsequent to half year end, IperionX was awarded up to US$47.1 million by the U.S. Department of Defense Industrial Base Analysis and Sustainment (IBAS) program to accelerate development of a resilient, low-cost, and fully-integrated  U.S. mineral-to-metal titanium supply chain, which includes US$5 million to go towards the completion of a Definitive Feasibility Study for the Titan Project which will commence shortly.  Corporate and Financial  Acquisition of Titanium Technologies  •  •  IperionX completed the acquisition of the intellectual property that comprises the Company’s titanium technology portfolio for a final payment of US$6 million, consolidating its exclusive commercial rights to these breakthrough processes.  These proprietary titanium technologies offer major advantages over the traditional Kroll process, including lower energy consumption, lower capital intensity, faster production cycles, higher production yields and lower costs.  Strong Financial Position and Index Inclusion  •  •  •  At December 31, 2024, IperionX held US$77.1 million in cash, with an additional US$4.1 million available under the DPA Title III funding program – ensuring strong liquidity to scale operations at the Titanium Manufacturing Campus.  IperionX raised approximately US$66 million (~A$100 million) through the issuance of 31.25 million new fully paid ordinary shares.  On September 23, 2024, IperionX was included in the S&P/ASX 300 Index, which tracks the performance of up to 300 of Australia’s largest publicly listed companies.  U.S. Government Engagement – Growing Support for Domestic Titanium Supply Chain  •  •  •  IperionX received US$8.6 million in Title III DPA funding during the half-year, with US$4.1 million still available to draw for Phase I of the Virginia Titanium Production Facility.  In September, IperionX hosted U.S. Senator Mark Warner and key local stakeholders at the Titanium Manufacturing Campus, reinforcing strong local and federal relationships.  IperionX made significant progress on an US$11.5 million equipment finance facility with the Export-Import Bank of the United States (EXIM Bank).  U.S. Government Engagement – Growing Support for Domestic Titanium Supply Chain (continued)  •  The U.S. Government announced plans to provide additional grant funding to bolster the domestic titanium supply chain, and subsequent to half year end, IperionX was awarded up to US$47.1 million by the U.S. Department of Defense IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain.  04

Directors' Report

05

Directors' Report continued

Why Titanium?

Titanium has long been recognized as a superior metal – stronger than steel and aluminium, with low density and nearly impervious to corrosion. Yet the current standard method of production, the Kroll process, developed in the 1940s, remains an energy-intensive, batch-based and high-cost method that is inherently challenging to scale. These inefficiencies have consigned titanium to use in only specialized, high-performance and high-cost applications. That is about to change.

		Titanium		Aluminum		Steel	
		CP-Ti	Ti64	1XXX	6XXX	Carbon Steel	316L Stainless
Yield Strength (MPa)		275–450	880–970	50–100	145–290	250–700	205
Ultimate Tensile Strength (MPa)		345–550	950–1,100	90–200	240–310	400–850	485
Density (g/cm³)		4.5	4.4	2.7	2.7	7.9	8.0
Strength-to-Weight Ratio		**100**	**220**	**37**	**107**	**89**	**26**
Corrosion Resistance	Typical Corrosion Rate (mm/year, seawater)	<0.0001	<0.0001	0.01–0.1	0.005–0.05	0.1–1.0	0.0005–0.002
	Polarization Resistance (Rp, Ω-cm²)	$>10^6$	$>10^6$	10^3–10^4	10^3–10^4	10^2–10^3	$\sim10^5$

The traditional Kroll and subsequent ingot melting processes are inherently inefficient.

Kroll relies on titanium minerals first being subjected to a carbothermic chlorination process to produce titanium tetrachloride ($TiCl_4$), a high energy, high carbon intensive and highly corrosive material.

The $TiCl_4$ is then reduced with molten magnesium metal and subjected to a lengthy distillation process (often more than two weeks) to manufacture titanium metal sponge, a porous intermediate material that must be melted multiple times in a vacuum furnace to form titanium ingots.

These large ingots must then go through numerous high-temperature process steps to fabricate titanium bar, plate and sheet to produce semi-finished titanium products, often with substantial yield losses.

To manufacture a final titanium component, a surprisingly wasteful and expensive manufacturing step takes place. Manufacturers typically must machine away up to 80-90% of the titanium plate, bar or rod to create a final titanium component. This machining step alone can be responsible for ~50% of the final titanium part cost according to joint study by the U.S. Department of Energy's Oak Ridge National Laboratory (ORNL) and Boeing.

In short, the Kroll process and its subsequent ingot melting process require a chain of complex, capital-intensive, and high-cost steps to produce titanium metal parts. This lengthy chain of process steps leads to long lead times for products that can extend well over a year.

IperionX is eliminating the complex process steps, inefficiencies and costs.

06

Directors' Report continued

OPERATING AND FINANCIAL REVIEW continued

Why Titanium? continued

IperionX's simple, low waste, vertically integrated solution for producing titanium near net shapes or mill products


Current Industry
Titanium Minerals
Carbothermic Chlorination
$TiCl_4$
Kroll Process
Titanium Sponge
Vacuum Arc Remelting
Titanium Ingot
Forging
Titanium Billet
Rolling and/ or Extrusion
Titanium Mill Products
IPERIONX
Titanium Minerals
Green Rutile/ ARH Process
TiO_2 or Titanium Scrap
IPX HAMR Process
Titanium Powder
IPX HSPT Process
Titanium Near Net Shapes or Mill Products

Our HAMR process produces low-cost titanium powder directly from either recycled titanium scrap or domestic mineral feedstock—completely eliminating the need to make titanium metal ingots. Instead, IperionX makes a high purity "ingot" in a powder form that transforms into metal products with traditional powder metallurgy techniques and our HSPT™ process.

Combining the efficiency of traditional powder metallurgy processes like cold isostatic and uniaxial press operations (a widely used manufacturing method to produce high-volume and low-cost steel parts for the automotive to energy industries) with our HSPT process, allows us to achieve high-quality and low-cost near-net-shape and final parts at a fraction of the cost of the traditional titanium metal supply chain.

IperionX's technologies revolutionize this outdated model. Not only are we able to produce mill products like bar, plate and sheet, but we can also produce near-net-shape titanium components that reduce manufacturing yield losses (in some cases from 10% yield to 90% yield, an order of magnitude improvement) and the significant costs associated with machining the parts.

Our revolutionary process fundamentally changes the economics of titanium production.

Our Production Facilities

Our Titanium Manufacturing Campus is located in Halifax County, Virginia, where we are rapidly and efficiently scaling up our commercial titanium production process.

Our Industrial Pilot Facility in Utah has been producing titanium metal powder with proprietary technologies since 2019 and will continue to serve as a research and development center progressing cutting edge research in new alloys using HAMR and HSPT, including zirconium and refractory metals such as niobium and tantalum.

Our Titan Critical Minerals Project in West Tennessee will provide vertical integration for our company as a source of titanium and other critical minerals.

Over the past year, we have forged new and ongoing collaborations with a diverse set of partners in industries ranging from aerospace to luxury goods to defense. These collaborations have enabled us to prove the commercial value of our high-quality, 100% recycled titanium. We see major opportunities across the automotive, aerospace, consumer electronics, and defense sectors that need titanium products to meet their demanding performance specifications.

The significant demand for a low cost, sustainable, and secure source of titanium is becoming increasingly apparent, with growth in titanium usage for applications such as consumer electronics and renewable energy. IperionX is positioned to provide a sustainable domestic source of titanium to meet this growing demand.

 Directors’ Report continued  Titanium Manufacturing Campus – Virginia  IperionX’s Titanium Manufacturing Campus in Virginia comprises the Titanium Production Facility (TPF) and the Advanced Manufacturing Center (AMC). Commissioning of the Titanium Production Facility is underway, which will produce high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy. The high-quality titanium powders will also be an important low-cost internal feedstock for the AMC. IperionX capitalized on its increased titanium powder production to prioritize product development and customer demand for high-value, near-net-shape titanium metal products manufactured via powder metallurgy and HSPT process.  Titanium Production Facility – Commencement of Titanium Deoxygenation Production  In August 2024, IperionX’s HAMR furnace successfully completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.  Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.  Following successful commissioning of the HAMR furnace, IperionX completed the inaugural “end-to-end” commercial HAMR production cycle during the December 2024 quarter, efficiently deoxygenating high-oxygen titanium scrap and producing high-quality, low-oxygen titanium metal powder.  Advanced Manufacturing Center – High-performance Titanium Product Manufacturing  IperionX is leveraging its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products at its Advanced Manufacturing Center, also located at the Titanium Manufacturing Campus in Virginia.  The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:  •  Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes; and  Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.  •  IperionX’s patented HAMR titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the proprietary HSPT ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.  Industrial Pilot Facility (IPF) – Utah  The IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping.  IperionX has recently reconfigured the IPF to focus on producing and recycling new alloys using HAMR and HSPT, including zirconium and refractory metals such as niobium and tantalum.  07  Directors’ Report

 Directors’ Report continued  OPERATING AND FINANCIAL REVIEW continued  Our Titanium Metal Products  IperionX manufactures a range of titanium products, including semi-finished traditional mill products, near-net-shape forged titanium components, and titanium products using the HSPT process at the Advanced Manufacturing Center, using the high-quality titanium powders produced at the Titanium Production Facility.  IperionX uses traditional powder metallurgy pressing equipment, including uniaxial pressing or cold isostatic pressing, to press metal powder into near net shapes, then directly sinters those shapes into titanium metal products with forged-like quality without the extreme waste and costs of the traditional ingot to final product manufacturing process (which in many cases exceeds  10 tons of product for 1 ton of final machined component).  Following the successful commissioning of the HAMR furnace, IperionX is taking advantage of its increased powder production to address product development and customer orders for high-value, near-net-shape titanium metal products manufactured using powder metallurgy and HSPT, and is expanding the critical equipment required to increase capacity for pressing and HSPT in 2025.  IperionX has built a large pipeline of potential customers with whom the Company is actively undertaking assessments, prototyping and testing of titanium metal products across a range of sectors including consumer electronics, automotive, green hydrogen, luxury goods, aerospace and defense.  In addition to new and existing customer focus, IperionX is exploring growing demand from industries that require precision-machined components. These industries include luxury goods and fasteners, which supply both the industrial and military sectors.  IperionX is assessing additional strategies for developing in-house capability to meet these needs.  08

 Directors’ Report continued  Re-shoring U.S. Critical Mineral Production with the Titan Critical Mineral Project  IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the Titanium Manufacturing Campus. However, with high levels of forecast demand growth, IperionX intends to backwards integrate using upgraded titanium mineral feedstock from the Titan Project in Tennessee.  The Titan Project has the potential to be a long-term, low-cost and globally significant producer of titanium, rare earth and zircon critical minerals. These critical minerals are required for advanced U.S. industries, including consumer electronics, aerospace, defense, medical, additive manufacturing, hydrogen and automotive.  Future development of the Titan Project could provide a long-term source for low-cost upgraded titanium feedstocks that, combined with the Company’s titanium technologies, could help establish a fully integrated U.S. titanium supply chain. Vertical integration of the titanium technologies along with a U.S. supply of critical minerals, including titanium, offers potential long-term competitive and strategic advantages.  During fiscal 2024, the U.S. DoD contracted to award the Group US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s Titanium Production Facility.  Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Group subject to certain conditions.  Subsequent to half year end, IperionX was awarded up to US$47.1 million by the U.S. Department of Defense through the IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain.  09  Directors’ Report

 Directors’ Report continued  OPERATING AND FINANCIAL REVIEW continued  Operating Results  The Group’s net loss after tax for the six months ended December 31, 2024 was US$16,236,871 (December 31, 2023: US$10,495,019). This loss is partly attributable to:  research and development costs of US$6,809,195 (December 31, 2023: US$3,763,468) which is attributable to the Group’s accounting policy of expensing research and development, or R&D, expenses incurred by the Group in connection with the R&D of the Group’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and Titanium Manufacturing Campus in Virginia;  exploration and evaluation expense of US$1,393,608 (December 31, 2023: US$1,458,125), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition  of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and  equity settled share-based payment expenses of US$6,908,182 (December 31, 2023: US$1,108,090) which is attributable to expensing the value (estimated using an option pricing model) of incentive securities granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.  The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Group’s titanium metal production capacity and to develop the Group’s exploration properties and commence  commercial production.  The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.  The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.  10

 Directors’ Report continued  SIGNIFICANT POST BALANCE DATE EVENTS  On February 17, 2025, the Group was awarded up to US$47.1 million in funding by the U.S. Department of Defense through the IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain, which includes US$5 million to go towards the completion of a Definitive Feasibility Study for the Titan Project which will commence shortly; and  On March 11, 2025, the Company announced the appointment of Mr. Tony Tripeny as Non-Executive Director of the Company and the appointment of current Non-Executive Director, Ms. Lorraine Martin, as Lead Independent Director of the Company, effective from March 17, 2025.  Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.  AUDITOR’S INDEPENDENCE DECLARATION  A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 12.  Signed in accordance with a resolution of Directors.  Anastasios (Taso) Arima  CEO & Managing Director  March 12, 2025  11  Directors’ Report

12

Auditor's Independence Declaration

pwc

Auditor's Independence Declaration

As lead auditor for the review of IperionX Limited for the half-year ended 31 December 2024, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

Craig Heatley
Partner
PricewaterhouseCoopers

Perth
12 March 2025

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income  For the six months ended December 31, 2024  Continuing operations  Research and development costs Exploration and evaluation expenses Corporate and administrative expenses Business development expenses  Share-based payment expense 12  Finance income Finance costs  Other income and expenses  (6,809,195)  (1,393,608)  (3,276,853)  (2,154,733)  (6,908,182)  4,419,753  (152,790)  38,737  (3,763,468)  (1,458,125)  (2,470,238)  (1,320,441)  (1,108,090)  210,558  (61,638)  (523,577)  Loss before income tax  Income tax expense  (16,236,871)  –  (10,495,019)  –  Loss for the period  (16,236,871)  (10,495,019)  Loss attributable to members of IperionX Limited  (16,236,871)  (10,495,019)  Other comprehensive income  Items that may be reclassified subsequently to profit or loss:  Exchange differences arising on translation of foreign operations  (4,892,234)  571,034  Other comprehensive loss for the period, net of tax  (4,892,234)  571,034  Total comprehensive loss for the period  (21,129,105)  (9,923,985)  Total comprehensive loss attributable to members of IperionX Limited  (21,129,105)  (9,923,985)  Loss per share  Basic and diluted loss per share (US$ per share)  (0.06)  (0.05)  Note  Six Months  Ended December 31,  2024  US$  Six Months  Ended December 31,  2023  US$  The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.  13  Condensed Consolidated Financial Statements

 Condensed Consolidated Statement of Financial Position  As at December 31, 2024  ASSETS  Current Assets  Cash and cash equivalents  Trade and other receivables 4  Prepayments 5  Inventories  77,125,859  977,286  674,324  –  33,157,356  2,302,010  6,071,735  16,920  Total Current Assets  78,777,469  41,548,021  Non-Current Assets  Property, plant and equipment 6  Intangible assets 7  Exploration and evaluation assets 8  Security deposits and bonds  15,928,667  14,148,456  6,530,704  445,036  7,773,812  – 6,114,061  –  Total Non-Current Assets  37,052,863  13,887,873  TOTAL ASSETS  115,830,332  55,435,894  LIABILITIES  Current Liabilities  Trade and other payables 9  Loans and borrowings 10  Provisions  6,096,890  577,169  –  2,317,830  445,755  287,796  Total Current Liabilities  6,674,059  3,051,381  Non-Current Liabilities  Loans and borrowings 10  3,613,870  1,044,918  Total Non-Current Liabilities  3,613,870  1,044,918  TOTAL LIABILITIES  10,287,929  4,096,299  NET ASSETS  105,542,403  51,339,595  EQUITY  Contributed equity 11  Reserves 12  Accumulated losses  194,791,435  869,889  (90,118,921)  112,959,638  12,262,007  (73,882,050)  TOTAL EQUITY  105,542,403  51,339,595  Note  December 31,  2024  US$  June 30,  2024  US$  The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.  14

Condensed Consolidated Financial Statements 15

Condensed Consolidated Statement of Changes in Equity

For the six months ended December 31, 2024

	Contributed Equity US$	Share-Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$
Balance at July 1, 2024	**112,959,638**	**13,440,265**	**(1,178,258)**	**(73,882,050)**	**51,339,595**
Net loss for the period	–	–	–	(16,236,871)	(16,236,871)
Exchange differences arising on translation of foreign operations	–	–	(4,892,234)	–	(4,892,234)
Total comprehensive loss	–	–	**(4,892,234)**	**(16,236,871)**	**(21,129,105)**
Issue of shares – share placements	70,919,564	–	–	–	70,919,564
Issue of shares – exercise of options	123,737	–	–	–	123,737
Issue of shares – conversion of RSUs	349,032	(349,032)	–	–	–
Issue of shares – conversion of rights	13,059,034	(13,059,034)	–	–	–
Share issue costs	(2,619,570)	–	–	–	(2,619,570)
Share-based payment expense	–	6,908,182	–	–	6,908,182
Balance at December 31, 2024	**194,791,435**	**6,940,381**	**(6,070,492)**	**(90,118,921)**	**105,542,403**
Balance at July 1, 2023	**58,764,248**	**15,004,052**	**(1,008,244)**	**(52,196,828)**	**20,563,228**
Net loss for the period	–	–	–	(10,495,019)	(10,495,019)
Exchange differences arising on translation of foreign operations	–	–	571,034	–	571,034
Total comprehensive loss	–	–	**571,034**	**(10,495,019)**	**(9,923,985)**
Issue of shares – share placement	17,088,750	–	–	–	17,088,750
Issue of shares – exercise of options	3,127,752	(1,388,649)	–	–	1,739,103
Issue of shares – conversion of RSUs	225,735	(225,735)	–	–	–
Issue of shares – conversion of rights	15,059	(15,059)	–	–	–
Issue of shares to a consultant	75,000	(75,000)	–	–	–
Share issue costs	(399,425)	–	–	–	(399,425)
Share-based payment expense	–	1,108,090	–	–	1,108,090
Balance at December 31, 2023	**78,897,119**	**14,407,699**	**(437,210)**	**(62,691,847)**	**30,175,761**

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

 Condensed Consolidated Statement of Cash Flows  For the six months ended December 31, 2024  Cash flows from operating activities  Payments to suppliers and employees  (13,134,633)  (8,158,175)  Receipts from third parties  500,000  25,415  Interest received  1,005,970  210,558  Interest paid  (120,143)  (52,665)  Net cash flows used in operating activities  (11,748,806)  (7,974,867)  Cash flows from investing activities  Purchase of property, plant and equipment  6  (4,067,215)  (2,005,366)  Purchase of intangible assets  7  (6,500,000)  –  Purchase of exploration and evaluation assets  8  (416,643)  (2,841,692)  Proceeds from insurance claims  9,416  –  Net cash flows used in investing activities  (10,974,442)  (4,847,058)  Cash flows from financing activities  Proceeds from issue of shares  71,043,301  18,827,852  Share issue costs  (2,563,410)  (399,425)  Repayment of borrowings  (3,129)  (2,928)  Payment of principal portion of lease liabilities  (270,541)  (198,121)  Net cash flows from financing activities  68,206,221  18,227,378  Net increase in cash and cash equivalents  45,482,973  5,405,453  Net foreign exchange differences  (1,514,470)  (13,442)  Cash and cash equivalents at the beginning of the period  33,157,356  11,937,941  Cash and cash equivalents at the end of the period  77,125,859  17,329,952  Note  Six Months  Ended December 31,  2024  US$  Six Months  Ended December 31,  2023  US$  The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.  16

 Notes to the Condensed Consolidated Financial Statements  For the six months ended December 31, 2024  1. MATERIAL ACCOUNTING POLICY INFORMATION  Corporate information  IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.  The principal activities of the Group during the six months ended December 31, 2024 consisted of the exploration and development of its mineral properties in the United States, the research and development of its associated metals technologies, and the commercialization of these technologies at its Titanium Manufacturing Campus in Virginia.  The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2024 (the “Interim Financial Statements”) were authorised for issue  in accordance with a resolution of the Directors on March 12, 2025.  Basis of preparation  The Interim Financial Statements have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.  The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2025. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2024. In the opinion of management, the accompanying Interim Financial Statements  reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).  The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2024, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.  Going concern  The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.  The Group had net cash outflows from operating and investing activities of US$22,723,248 for the six months ended December 31, 2024 (December 31, 2023: US$12,821,925). At December 31, 2024, the Group had cash and cash equivalents  of US$77,125,859 (December 31, 2023: US$17,329,952).  The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Group’s titanium metal production capacity and to develop the Group’s exploration properties and commence  commercial production.  The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group.  17  Notes to the Condensed Consolidated Financial Statements

 Notes to the Condensed Consolidated Financial Statements continued  MATERIAL ACCOUNTING POLICY INFORMATION continued  Basis of preparation continued  Going concern continued  There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.  The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.  New standards, interpretations and amendments  In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2024. The new standards have not had a material effect on the Group’s financial statements.  The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.  SEGMENT INFORMATION  AASB 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.  The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.  DIVIDENDS PAID OR PROVIDED FOR  No dividend has been paid or provided for during the six months ended December 31, 2024 (December 31, 2023: nil).  TRADE AND OTHER RECEIVABLES  Current  Receivables from U.S. Government1 Receivables from other third-parties  695,833  281,453  1,655,435  646,575  Total trade and other receivables  977,286  2,302,010  December 31,  2024  US$  June 30,  2024  US$  Notes:  1. During fiscal 2024, the U.S. Department of Defense (U.S. DoD) contracted to award the Group US$12.7 million in funding under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s Titanium Production Facility. Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. The government can elect to, but is not obliged to, transfer such title to all (or some) of the assets to the Company at the end of the agreement, which is scheduled to terminate  on January 30, 2027, if the Group’s performance is satisfactory.  18

Notes to the Condensed Consolidated Financial Statements 19

Notes to the Condensed Consolidated Financial Statements continued

5. PREPAYMENTS

	December 31, 2024 US$	June 30, 2024 US$
Current		
Blacksand option prepayments	–	5,500,000
Other prepayments	674,324	571,735
Total prepayments	**674,324**	**6,071,735**

6. PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
December 31, 2024			
Carrying amount at July 1, 2024	6,188,697	1,585,115	7,773,812
Additions	5,884,582	2,924,314	8,808,896
Depreciation	(256,919)	(397,122)	(654,041)
Carrying amount at December 31, 2024	**11,816,360**	**4,112,307**	**15,928,667**
– at cost	12,332,678	5,407,386	17,740,064
– accumulated depreciation and impairment	(516,318)	(1,295,079)	(1,811,397)
June 30, 2024			
Carrying amount at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	–	(2,056,437)
Impairment	(198,750)	–	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	**6,188,697**	**1,585,115**	**7,773,812**
– at cost	6,508,437	2,483,072	8,991,509
– accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

20

Notes to the Condensed Consolidated Financial Statements continued

7. INTANGIBLE ASSETS

	Intellectual property rights US$
December 31, 2024	
Carrying amount at July 1, 2024	–
Acquisition of Blacksand intellectual property rights[1]	14,270,495
Amortisation	(122,039)
Carrying amount at December 31, 2024	**14,148,456**
– at cost	14,270,495
– accumulated amortisation	(122,039)
June 30, 2024	
Carrying value at July 1, 2023	–
Carrying amount at June 30, 2024	–
– at cost	–
– accumulated amortisation	–

Notes:

1. During the period, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC ("Blacksand"). The Group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totalling US$14,270,495 (of which US$5,500,000 was paid in prior periods, US$6,500,000 was paid during the half year ended 31 December 2024, and US$2,270,495 was payable at 31 December 2024).

8. EXPLORATION AND EVALUATION ASSETS

	Titan Project US$
December 31, 2024	
Carrying amount at July 1, 2024	6,114,061
Additions	416,643
Carrying amount at December 31, 2024[1]	**6,530,704**
June 30, 2024	
Carrying amount at July 1, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024[1]	**6,114,061**

Notes:

1. The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

 Notes to the Condensed Consolidated Financial Statements continued  9. TRADE AND OTHER PAYABLES  Current  Trade payables Accruals Employee benefits  1,461,340  3,841,685  793,865  1,309,067  259,325  749,438  Total trade and other payables  6,096,890  2,317,830  December 31,  2024  US$  June 30,  2024  US$  10. LOANS AND BORROWINGS  Current  Lease liabilities  Other loans and borrowings  570,621  6,548  439,382  6,373  Total current loans and borrowings  577,169  445,755  Non-current  Lease liabilities  3,598,131  1,026,398  Other loans and borrowings  15,739  18,520  Total non-current loans and borrowings  3,613,870  1,044,918  Total loans and borrowings  4,191,039  1,490,673  December 31,  2024  US$  June 30,  2024  US$  21  Notes to the Condensed Consolidated Financial Statements

22

Notes to the Condensed Consolidated Financial Statements continued

11. CONTRIBUTED EQUITY

Issued capital

	December 31, 2024 US$	June 30, 2024 US$
315,846,248 ordinary shares (June 30, 2024: 257,244,759)	194,791,435	112,959,638
	194,791,435	**112,959,638**

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2024				
Opening balance at July 1, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	–	–	70,919,564
Issue of shares – exercise of options	900,000	–	–	123,737
Issue of shares – conversion of rights	22,273,335	–	–	13,059,034
Issue of shares – conversion of RSUs	476,494	–	–	349,032
Conversion of performance shares	30	(19,800,000)	–	–
Share issue costs	–	–	–	(2,619,570)
Closing balance at December 31, 2024	**315,846,248**	**–**	**19,800,000**	**194,791,435**
December 31, 2023				
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placement	21,000,000	–	–	17,088,750
Issue of shares – exercise of options	9,331,823	–	–	3,127,752
Issue of shares – conversion of rights	13,755	–	–	15,059
Issue of shares – conversion of RSUs	341,461	–	–	225,735
Issue of shares to a consultant	116,538	–	–	75,000
Share issue costs	–	–	–	(399,425)
Closing balance at December 31, 2023	**224,297,550**	**19,800,000**	**19,800,000**	**78,897,119**

Notes to the Condensed Consolidated Financial Statements 23

Notes to the Condensed Consolidated Financial Statements continued

12. RESERVES

Reserves

	December 31, 2024 US$	June 30, 2024 US$
Share-based payments reserve	6,940,381	13,440,265
Foreign currency translation reserve	(6,070,492)	(1,178,258)
Total reserves	**869,889**	**12,262,007**

Movements in share-based payments reserve

	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2024				
Opening balance at July 1, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee incentive securities	–	1,815,000	195,076	-
Exercise of options	(900,000)	–	–	-
Conversion of RSUs	–	–	(476,494)	(349,032)
Conversion of rights	–	(22,273,335)	–	(13,059,033)
Lapse of rights	–	(90,000)	–	-
Share-based payments expense	–	–	–	6,908,182
Closing balance at December 31, 2024	**10,849,372**	**6,921,000**	**4,095,616**	**6,940,382**
December 31, 2023				
Opening balance at July 1, 2023	23,011,372	28,746,000	824,371	15,004,052
Grant of employee incentive securities	–	3,921,000	405,124	-
Exercise of options	(9,362,000)	–	–	(1,388,649)
Conversion of RSUs	–	–	(341,461)	(225,735)
Conversion of rights	–	(21,000)	–	(15,059)
Issue of shares to a consultant	–	–	–	(75,000)
Share-based payment expense	–	–	–	1,108,090
Closing balance at December 31, 2023	**13,649,372**	**32,646,000**	**888,034**	**14,407,699**

Notes to the Condensed Consolidated Financial Statements continued  13. SUBSIDIARIES  IperionX Inc.  USA  100%  100%  IperionX Critical Minerals, LLC  USA  100%  100%  IperionX Technology, LLC  USA  100%  100%  Hyperion Metals (Australia) Pty Ltd  Australia  100%  100%  Equity Interest  Country of Incorporation  December 31,  2024  %  June 30,  2024  %  CONTINGENT ASSETS AND LIABILITIES  Titan Project  At December 31, 2024, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 8,878 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to  a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.  SUBSEQUENT EVENTS AFTER BALANCE DATE  On February 17, 2025, the Group was awarded up to US$47.1 million in funding by the U.S. Department of Defense through the IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain, which includes US$5 million to go towards the completion of a Definitive Feasibility Study for the Titan Project which will commence shortly; and  On March 11, 2025, the Company announced the appointment of Mr. Tony Tripeny as Non-Executive Director of the Company and the appointment of current Non-Executive Director, Ms. Lorraine Martin, as Lead Independent Director of the Company, effective from March 17, 2025.  Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.  24

 Directors’ Declaration  In the opinion of the Directors:  the attached financial statements and notes are in accordance with the Corporations Act 2001, including:  section 304 (compliance with accounting standards and Corporations Regulations 2001); and  section 305 (true and fair view); and  there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.  This declaration is made in accordance with a resolution of the Directors of IperionX Limited.  Anastasios (Taso) Arima  CEO & Managing Director  March 12, 2025  25  Directors’ Declaration

 Independent auditor's review report to the members of IperionX Limited  Report on the half-year financial report  Conclusion  We have reviewed the half-year financial report of IperionX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the condensed consolidated statement of financial position as at 31 December 2024, the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of changes in equity, and condensed consolidated statement of cash flows for the half-year ended on that date, material accounting policy information and selected explanatory notes and the directors' declaration.  Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of IperionX Limited does not comply with the Corporations Act 2001 including:  giving a true and fair view of the Group's financial position as at 31 December 2024 and of its performance for the half-year ended on that date  complying with Accounting Standard AASB 134 Interim Financial Reporting and the  Corporations Regulations 2001.  Basis for conclusion  We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.  We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.  Material uncertainty related to going concern  We draw attention to Note 1 in the half-year financial report, which indicates that the Group had net cash outflows from operating and investing activities of $22.7 million during the half year ended 31 December 2024, and the ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.  PricewaterhouseCoopers, ABN 52 780 433 757  Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840 T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au  Liability limited by a scheme approved under Professional Standards Legislation.  Independent Auditor’s Review Report  26

 Independent Auditor’s Review Report continued  2  Responsibilities of the directors for the half-year financial report  The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.  Auditor's responsibilities for the review of the half-year financial report  Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2024 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.  A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.  PricewaterhouseCoopers  Craig Heatley Partner  Perth 12 March 2025  27  Independent Auditor’s Review Report

 Disclaimers  FORWARD LOOKING STATEMENTS  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual  results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  COMPETENT PERSONS STATEMENT  The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website  at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  28

 colliercreative.com.au #IPE0006  Corporate Directory  DIRECTORS  Mr. Todd Hannigan – Executive Chairman  Mr. Anastasios Arima – CEO & Managing Director  Ms. Lorraine Martin – Independent Non-Executive Director Mr. Vaughn Taylor – Independent Non-Executive Director Ms. Melissa Waller – Independent Non-Executive Director Ms. Beverly Wyse – Independent Non-Executive Director  COMPANY SECRETARY  Mr Gregory Swan  OFFICES  Virginia Office  1092 Confroy Drive South Boston, VA 24592 UNITED STATES  Tennessee Office  279 West Main Street Camden, TN 38320 UNITED STATES  Utah Office  1782 W 2300 S  West Valley City, UT 84119 UNITED STATES  Corporate Office  129 W Trade Street, suite 1405  Charlotte, NC 28202 UNITED STATES  Registered office  Level 9, 28 The Esplanade  Perth WA 6000 AUSTRALIA  WEBSITE  www.iperionx.com  STOCK EXCHANGE LISTINGS  Nasdaq Capital Market:  American depositary shares (NASDAQ: IPX)  Australian Securities Exchange:  Fully paid ordinary shares (ASX: IPX)  SHARE REGISTRY  Automic Pty Ltd  T: 1300 288 664 (within Australia)  T: +61 2 9698 5414 (international)  LAWYERS  United States  Gibson, Dunn & Crutcher  Australia  Thomson Geer Lawyers  AUDITOR  PricewaterhouseCoopers

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